Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-284538

S&P 500® Futures Adaptive Response Indices Supplement No. 2 to the Prospectus and the Prospectus Supplement, each as may be amended from time to time, that form a part of Registration Statement No. 333-284538

GS Finance Corp.

Medium-Term Notes, Series F

guaranteed by

The Goldman Sachs Group, Inc.

S&P 500® Futures Adaptive Response Indices Supplement No. 2

Notes Linked to the Performance of One or More of the S&P 500® Futures Adaptive Response Indices

GS Finance Corp. may from time to time offer and sell notes, the payments and performance of which will be linked to an index in the S&P 500® Futures Adaptive Response Indices listed below (each, an “Index” and collectively, the “Indices”):

•	S&P 500® Futures 40% VT Adaptive Response Index (USD) ER

•	S&P 500® Futures 40% VT Adaptive Response 4% Decrement Index (USD) ER

•	S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER

•	S&P 500® Futures 35% VT Adaptive Response Index (USD) ER

•	S&P 500® Futures 35% VT Adaptive Response 4% Decrement Index (USD) ER

•	S&P 500® Futures 35% VT Adaptive Response 6% Decrement Index (USD) ER

The accompanying prospectus and the accompanying prospectus supplement, each as may be amended from time to time, that form a part of Registration Statement No. 333-284538, describes some of the terms that may apply generally to the notes, including any notes you purchase. A separate pricing supplement, which we refer to as the applicable pricing supplement and, if specified in the applicable pricing supplement, a separate product supplement, which we refer to as the applicable product supplement, will describe additional terms that apply to your notes.

This index supplement contains the following:

•	A description of the Indices. You should read this description in conjunction with (i) the description of the relevant Index to be set forth in the applicable pricing supplement and (ii) the descriptions of the Underlying Futures Index, Underlying Asset and Reference Index (each as defined below) set forth herein.

•	Certain risks applicable to the Indices and their Underlying Futures Index, Underlying Asset and Reference Index. You should read these risks in conjunction with the risks and considerations described in the applicable pricing supplement (including risks and considerations relating to the applicable Index itself, the particular notes being offered thereby and certain other matters), the applicable product supplement, if any, the accompanying prospectus supplement and the accompanying prospectus.

•	A description of the Indices’ Underlying Futures Index and Reference Index.

The Indices are subject to risks associated with the use of significant leverage. Investors should be aware that the use of leverage will magnify and accelerate any negative performance of the Indices. The Indices are also subject to a cap on the maximum daily change in leverage of 100%, which may result in each Index leveraging up more slowly in the event of a market rally, and/or deleveraging more slowly in the event of a market sell-off, compared to an identical index that does not cap the amount of daily leverage change.

For each of the S&P 500® Futures 40% VT Adaptive Response 4% Decrement Index (USD) ER, the S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER, the S&P 500® Futures 35% VT Adaptive Response 4% Decrement Index (USD) ER and the S&P 500® Futures 35% VT Adaptive Response 6% Decrement Index (USD) ER (each, a “Decrement Index” and together, the “Decrement Indices”), a per annum deduction that is a fixed percentage of the applicable Index level, also known as a decrement, is deducted daily (as set forth under “The S&P 500® Futures Adaptive Response Indices” below), even when that Index is not fully invested. The deduction of the decrement has the effect of offsetting positive returns, and worsening negative returns, on the performance of the applicable Index, and each Decrement Index will trail the performance of an identical index without such a decrement feature. In addition, each Index may be significantly uninvested in the Underlying Futures Index on any given day, and, in that case, will realize only a portion of any gains in the appreciation of the Underlying Futures Index or the Underlying Asset on that day and any uninvested portion will earn no return.

Each Index attempts to provide exposure to the S&P 500® Futures Excess Return Index (the “Underlying Futures Index”). The Underlying Futures Index tracks futures contracts on the S&P 500® Index and is likely to underperform the total return performance of the S&P 500® Index because of an implicit financing cost.

Your investment in the notes involves certain risks, including risks associated with the use of significant leverage and, for the Decrement Indices, risks associated with the use of a decrement. See “Additional Risk Factors Specific to the Indices” beginning on page S-10 to read about investment risks relating to the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these notes or passed upon the accuracy or adequacy of this index supplement, the applicable pricing supplement, the applicable product supplement, if any, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

GS Finance Corp. may use this index supplement in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC (GS&Co.), or any other affiliate of GS Finance Corp., may use this index supplement in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this index supplement is being used in a market-making transaction.

Goldman Sachs & Co. LLC

S&P 500® Futures Adaptive Response Indices Supplement No. 2 dated July 27, 2026.

In this index supplement, when we refer to a “note” we mean a note linked to an index specified herein unless the context requires otherwise. Please note that in this index supplement, references to “GS Finance Corp.”, “we”, “our” and “us” refer only to GS Finance Corp. and do not include its consolidated subsidiaries or affiliates. Also, references to “The Goldman Sachs Group, Inc.”, our ultimate parent company, refer only to The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries, while references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us. References to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company (“DTC”). Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”. References to the “accompanying prospectus” mean the accompanying prospectus, as supplemented by the accompanying prospectus supplement for Medium-Term Notes, Series F, each of GS Finance Corp. and The Goldman Sachs Group, Inc. and each as may be amended from time to time, that form a part of Registration Statement No. 333-284538. Also, references to the “indenture” in this index supplement mean the senior debt indenture, dated October 10, 2008, as supplemented by the First Supplemental Indenture, dated as of February 20, 2015, each among us, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee. This indenture, as so supplemented and as further supplemented thereafter, is referred to as the “GSFC 2008 indenture” in the above-referenced accompanying prospectus supplement for Medium-Term Notes, Series F.

The Notes Are Part of a Series

The notes are part of a series of debt securities, entitled “Medium-Term Notes, Series F”, that we may issue under our indenture from time to time. The notes are “indexed debt securities”, as defined in the accompanying prospectus. The notes will be fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. We describe terms that apply generally to all Series F medium-term notes in “Description of Notes We May Offer” and “Description of Debt Securities We May Offer” in the accompanying prospectus supplement for the Series F medium-term notes and the accompanying prospectus, respectively. The applicable pricing supplement will describe any additions or changes to the terms of the notes being offered thereby.

Please note that the information about the settlement or trade dates, issue price, underwriting discounts or commissions and net proceeds to us in the applicable pricing supplement relates only to the initial issuances and sales of your notes. If you have purchased your notes in a market-making transaction after any initial issuance and sale, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

Specific Terms Will Be Described in the Applicable Pricing Supplement and the Applicable Product Supplement, If Any

The specific terms of your notes will be described in the applicable pricing supplement and the applicable product supplement, if any, accompanying this index supplement. The terms described therein are in addition to those described herein and in the accompanying prospectus and the accompanying prospectus supplement.

THE S&P 500® Futures Adaptive Response Indices

Please note that one or more of the Indices will further be described in the applicable pricing supplement. You should not invest in the notes without also reading the applicable pricing supplement in full, including the sections entitled “The Underlier” and “Additional Risk Factors Specific to Your Notes” (including risks and considerations relating to such Index, the particular notes being offered thereby and certain other matters). Neither this section, the section entitled “Additional Risk Factors Specific to the Indices” nor any other information in this index supplement is intended to be a substitute for the information relating to the Indices, including the risk factors relating to the Indices, set forth in the applicable pricing supplement.

All information contained in this underlying supplement regarding each of the indices in the S&P 500® Futures Adaptive Response Indices set forth in the table below (each, an “Index” and collectively, the “Indices”), including, without limitation, their constituents, method of calculation and changes in their components, has been derived from publicly available information and other information provided by S&P Dow Jones Indices (the “Index Sponsor” and “Index Calculation Agent”), without independent verification. This information reflects the policies of, and is subject to change by, the Index Sponsor. Each Index was developed by the Index Sponsor, in coordination with an affiliate of GS Finance Corp. Each Index is maintained by the Index Sponsor and is calculated and published by the Index Calculation Agent. The Index Sponsor has no obligation to continue to publish, and may discontinue the publication of, any Index. We refer to each Index as an “underlier” in the applicable pricing supplement.

Index	Bloomberg Ticker	Underlying Asset	Underlying Futures Index	Reference Index	Volatility Target	Maximum Leverage	Decrement Factor	Live Date
S&P 500® Futures 40% VT Adaptive Response Index (USD) ER	SPAR4VE	Unfunded rolling position in E-mini S&P 500 futures	S&P 500® Futures Excess Return Index	S&P 500® Index	40%	500%	0%	December 27, 2024
S&P 500® Futures 40% VT Adaptive Response 4% Decrement Index (USD) ER	SPAR4V4	Unfunded rolling position in E-mini S&P 500 futures	S&P 500® Futures Excess Return Index	S&P 500® Index	40%	500%	4%	December 27, 2024
S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER	SPAR4V6	Unfunded rolling position in E-mini S&P 500 futures	S&P 500® Futures Excess Return Index	S&P 500® Index	40%	500%	6%	December 27, 2024
S&P 500® Futures 35% VT Adaptive Response Index (USD) ER	SPAR35VE	Unfunded rolling position in E-mini S&P 500 futures	S&P 500® Futures Excess Return Index	S&P 500® Index	35%	450%	0%	July 24, 2026
S&P 500® Futures 35% VT Adaptive Response 4% Decrement Index (USD) ER	SPAR35V4	Unfunded rolling position in E-mini S&P 500 futures	S&P 500® Futures Excess Return Index	S&P 500® Index	35%	450%	4%	July 24, 2026
S&P 500® Futures 35% VT Adaptive Response 6% Decrement Index (USD) ER	SPAR35V6	Unfunded rolling position in E-mini S&P 500 futures	S&P 500® Futures Excess Return Index	S&P 500® Index	35%	450%	6%	July 24, 2026

Each Index was established on the applicable live date set forth in the table above. Each Index is reported by the Bloomberg Professional® service (“Bloomberg”) under the applicable ticker symbol set forth in the table above.

Summary Overview

The Indices

Each Index attempts to provide exposure to the S&P 500® Futures Excess Return Index (the “Underlying Futures Index”) with a rules-based overlay that adjusts exposure to the Underlying Futures Index on a daily basis. Each Index uses three primary rules to provide these adjustments:

•	leverage is applied to the weight of the Underlying Futures Index to attempt to achieve a predefined volatility target (the volatility target for each Index is set forth in the table above) (the “Volatility Target”), with a maximum exposure to the Underlying Futures Index equal to the applicable maximum leverage (the maximum leverage for each Index is set forth in the table above) (the “Maximum Leverage”), and a cap on the maximum daily change in exposure of 100%;

•	a base index is calculated for each Index (“Base Index”), which is designed to adjust exposure to the Underlying Futures Index using certain calendar-based signals and price patterns (collectively, the “Signals”) in an attempt to overweight or underweight exposures depending on market conditions, including:

o	a “Mean Reversion Signal,” which is based upon the assumption that in the short-term, the Underlying Futures Index will increase or decrease in value in the opposite direction of the short-term historical increases or decreases in its value;

o	a “Federal Open Market Committee Schedule (“FOMC”) Signal,” which is based on the assumption that equities may outperform going into and on the days on which there is a scheduled release of a statement by the FOMC to announce monetary policies (an “FOMC Statement Day”); and

o	“Turn-of-the-Month Signals,” which are based on the assumption that equities may mean revert during the final days of a given month if equities performed negatively that month while the first days of a new month generally yield positive returns for equity securities;

•	if applicable (based on the table above), a per annum deduction that is a fixed percentage of the Index level, also known as a decrement, is applied daily, which has the effect of offsetting positive returns, and worsening negative returns, on the performance of the Index and will result in a drag on the performance of the Index (any Index that has a decrement feature is referred to herein as a “Decrement Index,” or, collectively, as “Decrement Indices”).

The objective of these rules, taken collectively, is to create an index that provides for volatility-adjusted exposure to the Underlying Futures Index, coupled with further adjustments based on the Signals and their underlying assumptions described above. In addition, for the Decrement Indices, the inclusion of a decrement is intended to permit the economic terms of structured investments linked to a Decrement Index to be more favorable to investors than the terms that would otherwise be available on a hypothetical identical index without a decrement, assuming that the estimated value of the structured investments and market conditions are held constant and that all other structural features of the structured investments are the same.

However, the methodology of each Index is premised on several key market-based assumptions:

•	that there will be an inverse relationship between performance and volatility, so that the Underlying Futures Index will tend to increase in times of lower volatility and decline in times of higher volatility;

•	that the Signals will be effective at adjusting the Indices’ exposure to the Underlying Futures Index and that their underlying assumptions about market performance and timing will be accurate; and

•	that, for the Decrement Indices, any improvement in the economic terms of a structured investment linked to a Decrement Index will be sufficient to offset the negative effect of the application of a daily decrement to Index performance.

If these assumptions prove to be consistently correct, then a structured investment linked to an Index has the potential to outperform a structured investment linked to the Underlying Futures Index by participating in increases on a leveraged basis and declines on a deleveraged basis. There is no guarantee, however, that these assumptions will be proven correct over any given time period. If any of these assumptions does not prove to be consistently correct, then each Index may perform poorly as a result of having highly leveraged exposure to the Underlying Futures Index at a time of declines and/or having reduced exposure to the Underlying Futures Index at a time of increases. In addition, for Decrement Indices, the return on a structured investment linked to a Decrement Index could be materially lower than the return on a structured investment issued by us and linked to a hypothetical identical index without a decrement.

Each Index is subject to risks associated with the use of significant leverage, which may be as high as up to either 450% or 500% (as applicable). The maximum daily change in leverage to the Underlying Futures Index is 100%, which may result in each Index leveraging up more slowly in the event of a market rally compared to an identical index that does not cap the amount of daily leverage change. In addition, the same feature may result in each Index deleveraging less quickly in the event of a market drawdown compared to an identical index that does not have a cap on daily leverage change. In addition, each Index may be significantly uninvested in the Underlying Futures Index on any given day, and, in that case, will realize only a portion of any gains in the appreciation of the Underlying Futures Index or Underlying Asset on that day. In addition, on each Index Calculation Day, the aggregate weight of the Signals in the Base Index cannot increase or decrease by more than 35% from the previous Index Calculation Day. As a result, the performance of each Index may be worse than if no cap on the increase or decrease of the aggregate weight of the Signals in the Base Index were applied. Moreover, the aggregate weight of the Signals in the Base Index plus 100% (the “Base Weight”) cannot exceed 135% and cannot effectively go lower than 90% based on how the Signals are formulated. For each Decrement Index, the decrement is deducted daily from that Index at a rate of 4% per annum or 6% per annum (as applicable), even when that Index is not fully invested. Any portion of the Index that is uninvested in the Underlying Futures Index cannot offset the decrement or contribute to the positive performance of the Decrement Indices and will not earn any return. Because of the deduction of the decrement, each Decrement Index will trail the performance of an identical index without such a decrement feature.

No assurance can be given that the investment strategy used to construct the Indices will achieve its intended results or that a structured investment linked to any Index will be successful or will outperform a structured investment linked to any alternative index or strategy that might reference the applicable Underlying Futures Index or Underlying Asset.

This description of the Indices is only a summary of the rules by which the Indices are calculated. You should understand that this summary is more general than the precise mathematical formulations used to calculate the Indices. The mathematical calculation of the Index is described in the rules of the Indices, which are maintained and subject to change by S&P Dow Jones Indices LLC. Each Index will be governed by and calculated in accordance with the mathematical and other terms set forth in the rules of the Indices, and not this description of the Indices. If this description of the Indices conflicts with the rules of the Indices, the rules of the Indices control.

The Underlying Futures Index

The Underlying Futures Index measures the performance of the nearest maturing quarterly E-mini S&P 500 futures contract (the “Underlying Asset”) trading on the Chicago Mercantile Exchange. E-mini S&P 500 futures contracts are quarterly contracts to buy or sell standardized trading “units”. One trading unit of the E-mini S&P 500 futures contracts equals $50 multiplied by the S&P 500® Index (price return version) (the “Reference Index”). The S&P 500® Index includes a representative sample of 500 companies in leading industries of the U.S. economy. For more information about the Underlying Futures Index and the

Reference Index, see “Background on the S&P 500® Futures Excess Return Index” and “Background on the S&P 500® Index” below.

Construction of the S&P 500® Futures Adaptive Response Indices

The construction process for each index involves the following steps:

Calculation of the Base Index for each Index

The Base Index is calculated for each Index. The Base Index provides exposure to the Underlying Futures Index based on four Signals: (1) the Mean Reversion Signal, (2) the Federal Open Markets Committee Schedule Signal, (3) the Turn-of-the-Month Mean Reversion Signal and (4) the Turn-of-the-Month Long Signal, each as described below. On each Index Calculation Day (as defined below), the Base Index’s exposure to the Underlying Futures Index is adjusted based on the weight allocated to each Signal. On each Index Calculation Day, the Federal Open Markets Committee Schedule Signal, the Turn-of-the-Month Mean Reversion Signal and the Turn-of-the-Month Long Signal are weighted in the Base Index at 25% each. The Mean Reversion Signal is weighted at 100% and is subject to a floor and a cap, as described below.

•	The “Mean Reversion Signal” adjusts the weight of the Underlying Futures Index on each Index Calculation Day based upon an assumption that in the short-term, the Underlying Futures Index will increase or decrease in value in the opposite direction of the short-term historical increases or decreases in its value (in other words, the Underlying Futures Index will revert to its mean). The Mean Reversion Signal will increase or decrease the weight of the Underlying Futures Index depending upon the Underlying Futures Index’s returns over the five Index Calculation Days immediately preceding and excluding the prior Index Calculation Day (the “Mean Reversion Signal Observation Period”). If the short-term returns over the Mean Reversion Signal Observation Period are positive, the weight of the Underlying Futures Index is decreased, and if the short-term returns over the same period are negative, the weight is increased, such change being subject to a cap of 10% and a floor of negative 10%. The Mean Reversion Signal is calculated as negative 5 times the weighted moving average of the daily return of the Underlying Futures Index over the Mean Reversion Signal Observation Period, which allocates greater weight to more recent daily returns of the Underlying Futures Index. The Mean Reversion Signal is then multiplied by a factor intended to target volatility of 15%, which is calculated based on the daily returns of the Underlying Futures Index over the ten Index Calculation Days immediately preceding and excluding the prior Index Calculation Day.

•	The “Federal Open Market Committee Schedule (“FOMC”) Signal” increases the weight of the Underlying Futures Index if that Index Calculation Day is a day of, or the Index Calculation Day prior to, an FOMC Statement Day, and is based on the assumption that equities may outperform going into and on the days of an FOMC Statement Day. The FOMC Signal is a binary signal that will neither increase nor decrease the weight of the Underlying Futures Index if that Index Calculation Day is not a day of, or the Index Calculation Day prior to, an FOMC Statement Day. For the avoidance of doubt, an FOMC Statement Day does not occur on any Index Calculation Day on which the FOMC releases statements which do not announce monetary policy, such as following an unscheduled meeting, a scheduled meeting which is cancelled at least four Index Calculation Days prior to such scheduled meeting or a notation vote. Should the FOMC Statement Day fall on a non-Index Calculation Day, then each Index will increase the weight of the Underlying Futures Index on the Index Calculation Day prior to the FOMC Statement Day and on the Index Calculation Day immediately after the FOMC Statement Day.

•	The “Turn-of-the-Month (“TOM”) Mean Reversion Signal” increases the weight allocated to the Underlying Futures Index on the last four Index Calculation Days of the month if the value of the Underlying Futures Index is lower on the fifth Index Calculation Day before and excluding the final Index Calculation Day of the month than it was on the final Index

Calculation Day of the previous month. The TOM Mean Reversion Signal is based on the assumption that equities may mean revert during the final days of a given month if equities have been down that month. The TOM Mean Reversion Signal is a binary signal that will neither increase nor decrease the weight of the Underlying Futures Index on any other day of the month.

•	The “TOM Long Signal” increases the weight allocated to the Underlying Futures Index on the first four Index Calculation Days of the month. The TOM Long Signal is based on the assumption that the first days of a new month generally yield positive returns for equity securities. The TOM Long Signal is a binary signal that will neither increase nor decrease the weight of the Underlying Futures Index on any other day of the month.

On each Index Calculation Day, the aggregate weight of the Signals in the Base Index cannot increase or decrease by more than 35% from the previous Index Calculation Day. In addition, the Base Weight cannot exceed 135% and cannot effectively go lower than 90% based on how the Signals are formulated. Once the cap on the maximum aggregate weight of the Signals has been applied, this establishes the assigned weight of the Underlying Futures Index within the Base Index for that Index Calculation Day (the “Allocated Base Weight”).

For each Index Calculation Day, the closing level of the Base Index is set equal to the product of: (1) the closing level of the Base Index on the previous Index Calculation Day and (2) the sum of (i) one and (ii) the product of (a) the Allocated Base Weight and (b) the daily returns of the Underlying Futures Index. To calculate the daily returns of the Underlying Futures Index on a given Index Calculation Day, the closing level of the Underlying Futures Index on the Index Calculation Day is divided by the closing level of the Underlying Futures Index on the prior Index Calculation Day and then one is subtracted.

Volatility Targeting

On each Index Calculation Day, each Index’s exposure to the Underlying Futures Index is adjusted in an attempt to achieve a predefined Volatility Target (the Volatility Target for each Index is set forth in the table above). On each Index Calculation Day, the exposure of each Index to the Underlying Futures Index is set equal to (a) the Volatility Target divided by (b) the Realized Volatility (as defined below) of the Base Index at the end of the Index Calculation Day that is two Index Calculation Days prior to the current Index Calculation Day multiplied by (c) the Allocated Base Weight (as defined above), subject to a maximum leverage factor (or exposure) of either 450% or 500% (as applicable), and subject to a cap on daily leverage change of 100%.  Once the leverage factor has been applied, this determines the allocation of the Underlying Futures Index to the Index for a given Index Calculation Day. To calculate the gross level of each Index on a given Index Calculation Day, the allocation of the Underlying Futures Index is multiplied by the gross level of that Index as of the previous Index Calculation Day, then multiplied by the daily returns of the Underlying Futures Index and then added to the closing level of that Index from the previous Index Calculation Day.

Under no circumstances will the Indices seek to employ an exposure to the Underlying Futures Index in excess of its applicable Maximum Leverage (the Maximum Leverage for each Index is set forth in the table above). The leverage factor has the effect of magnifying any increases or decreases in the level of each Index. In general, the Indices’ target volatility feature is expected to result in the volatility of each Index being more stable over time than if no target volatility feature were employed. No assurance can be provided that the volatility of any Index will be stable at any time.

Calculation of Realized Volatility

“Realized Volatility” is a measurement of variations in the historical daily returns of the Base Index. Realized Volatility for these Indices is calculated as the average of short-term volatility and long-term volatility using (i) a short-term “decay factor” of 0.94 giving relatively greater weight to more recent volatilities and (ii) a long-term “decay factor” of 0.97 giving relatively greater weight to older volatilities. Generally, a higher “decay factor” gives relatively greater weight to older data, reflecting a longer-term perspective.

Decrement Deduction (if applicable)

On each Index Calculation Day, each Decrement Index applies the applicable Decrement Factor that will reduce the level of that Index, regardless of whether that Index appreciates or depreciates. The decrement is a fixed per annum percentage of the respective level of the Decrement Index that is applied daily, even when the relevant Decrement Index is not fully invested in the Base Index. The decrement is applied after any leverage has been applied. The impact of the decrement can be thought of as a “hurdle” that needs to be passed for a Decrement Index to generate positive returns. For instance, on any given Index Calculation Day, if a Decrement Index’s performance before the application of the decrement is greater than the daily amount of the decrement, that Decrement Index’s performance will be positive. Conversely, on any given Index Calculation Day, if a Decrement Index’s performance before the application of the decrement is less than the daily amount of the decrement, that Decrement Index’s performance will be negative.

Because of the deduction of the decrement, each Decrement Index will underperform the performance of an identical index without such a decrement feature.

Calculation and Publication of the Index Level of each Index

The level of each Index is calculated in U.S. dollars at the end of each Index Calculation Day, subject to adjustment for market disruptions. The published level of each Index is rounded to two decimals.

An “Index Calculation Day” is any day on which the U.S. equity markets are open.

Index Committee

An index committee maintains the Indices. All committee members are full-time professional members of the Index Sponsor’s staff. The index committee meets regularly. At each meeting, the committee reviews pending corporate actions that may affect index constituents, statistics comparing the composition of the Indices to the market, companies that are being considered as candidates for addition to the Indices, and any significant market events. In addition, the index committee may revise index policy covering rules for selecting companies, treatment of dividends, share counts or other matters.

The Index Sponsor considers information about changes to its Indices and related matters to be potentially market moving and material. Therefore, all index committee discussions are confidential.

The index committee reserves the right to make exceptions when applying the methodology if the need arises. In any scenario where the treatment differs from the general rules, notice will be provided, whenever possible.

In addition to the daily governance of the Indices and maintenance of the methodologies of the Indices, at least once within any 12-month period, the index committee reviews the methodology to ensure the Indices continue to achieve the stated objectives, and that the data and methodology remain effective.

Disclaimer

The S&P 500® Futures 40% VT Adaptive Response Index (USD) ER, the S&P 500® Futures 40% VT Adaptive Response 4% Decrement Index (USD) ER, the S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER, the S&P 500® Futures 35% VT Adaptive Response Index (USD) ER, the S&P 500® Futures 35% VT Adaptive Response 4% Decrement Index (USD) ER and the S&P 500® Futures 35% VT Adaptive Response 6% Decrement Index (USD) ER are products of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”) and have been licensed for use by GS Finance Corp. (“Goldman”). S&P®, S&P 500®, US 500, The 500, iBoxx®, iTraxx® and CDX® are trademarks of S&P Global, Inc. or its affiliates (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”) and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by Goldman. It is not possible to invest directly in an index. Goldman’s notes are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively,

“S&P Dow Jones Indices”). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P 500® Futures 40% VT Adaptive Response Index (USD) ER, the S&P 500® Futures 40% VT Adaptive Response 4% Decrement Index (USD) ER, the S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER, the S&P 500® Futures 35% VT Adaptive Response Index (USD) ER, the S&P 500® Futures 35% VT Adaptive Response 4% Decrement Index (USD) ER and the S&P 500® Futures 35% VT Adaptive Response 6% Decrement Index (USD) ER to track general market performance. Past performance of an index is not an indication or guarantee of future results. S&P Dow Jones Indices’ only relationship to Goldman with respect to the S&P 500® Futures Adaptive Response 40% VT Index, the S&P 500® Futures Adaptive Response 40% VT 4% Decrement Index, the S&P 500® Futures Adaptive Response 40% VT 6% Decrement Index, the the S&P 500® Futures 35% VT Adaptive Response Index (USD) ER, the S&P 500® Futures 35% VT Adaptive Response 4% Decrement Index (USD) ER and the S&P 500® Futures 35% VT Adaptive Response 6% Decrement Index (USD) ER is the licensing of these indices and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The S&P 500® Futures 40% VT Adaptive Response Index (USD) ER, the S&P 500® Futures 40% VT Adaptive Response 4% Decrement Index (USD) ER, the S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER, the S&P 500® Futures 35% VT Adaptive Response Index (USD) ER, the S&P 500® Futures 35% VT Adaptive Response 4% Decrement Index (USD) ER, the S&P 500® Futures 35% VT Adaptive Response 6% Decrement Index (USD) ER, the S&P 500® Futures Excess Return Index and the S&P 500® Index are determined, composed and calculated by S&P Dow Jones Indices without regard to Goldman or the notes. S&P Dow Jones Indices have no obligation to take the needs of Goldman or the owners of the notes into consideration in determining, composing or calculating the S&P 500® Futures 40% VT Adaptive Response Index (USD) ER, the S&P 500® Futures 40% VT Adaptive Response 4% Decrement Index (USD) ER,  the S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER, the S&P 500® Futures 35% VT Adaptive Response Index (USD) ER, the S&P 500® Futures 35% VT Adaptive Response 4% Decrement Index (USD) ER and the S&P 500® Futures 35% VT Adaptive Response 6% Decrement Index (USD) ER. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the S&P 500® Futures 40% VT Adaptive Response Index (USD) ER , the S&P 500® Futures 40% VT Adaptive Response 4% Decrement Index (USD) ER, the S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER, the S&P 500® Futures 35% VT Adaptive Response Index (USD) ER, the S&P 500® Futures 35% VT Adaptive Response 4% Decrement Index (USD) ER and the S&P 500® Futures 35% VT Adaptive Response 6% Decrement Index (USD) ER will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment adviser, commodity trading advisory, commodity pool operator, broker dealer, fiduciary, “promoter” (as defined in the Investment Company Act of 1940, as amended), “expert” as enumerated within 15 U.S.C. § 77k(a) or tax advisor. Inclusion of a security, commodity, crypto currency or other asset within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, commodity, crypto currency or other asset, nor is it considered to be investment advice or commodity trading advice.  SPDJI provides indices that use environmental, social and/or governance (ESG) indicators (including, without limit, business involvement screens, conformance to voluntary corporate standards, GHG emissions data, and ESG scores) to select, weight and/or exclude constituents.  ESG indicators seek to measure a company’s, or an asset’s performance, with respect to E, S and/or G criteria.  ESG indicators are derived from publicly reported data, modelled data, or a combination of reported and modelled data.  ESG indicators are based on a qualitative assessment due to the absence of well-defined uniform market standards and the use of multiple methodologies to assess ESG factors.  No single clear, definitive test or framework (legal, regulatory, or otherwise) exists to determine labels such as, ‘ESG’, ‘sustainable’, ‘good governance’, ‘no adverse environmental, social and/or other impacts’, or other equivalently labelled objectives.  Therefore, the exercise of subjective judgment is necessary.  Different persons may classify the same investment, products and/or strategy differently regarding the foregoing labels.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500® FUTURES 40% VT ADAPTIVE RESPONSE INDEX (USD) ER , THE S&P 500® FUTURES 40% VT ADAPTIVE RESPONSE 4% DECREMENT INDEX (USD)

ER, THE S&P 500® FUTURES 40% VT ADAPTIVE RESPONSE 6% DECREMENT INDEX (USD) ER, THE S&P 500® FUTURES 35% VT ADAPTIVE RESPONSE INDEX (USD) ER, THE S&P 500® FUTURES 35% VT ADAPTIVE RESPONSE 4% DECREMENT INDEX (USD) ER AND THE S&P 500® FUTURES 35% VT ADAPTIVE RESPONSE 6% DECREMENT INDEX (USD) ER OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY GOLDMAN, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® FUTURES 40% VT ADAPTIVE RESPONSE INDEX (USD) ER , THE S&P 500® FUTURES 40% VT ADAPTIVE RESPONSE 4% DECREMENT INDEX (USD) ER, THE S&P 500® FUTURES 40% VT ADAPTIVE RESPONSE 6% DECREMENT INDEX (USD) ER, THE S&P 500® FUTURES 35% VT ADAPTIVE RESPONSE INDEX (USD) ER, THE S&P 500® FUTURES 35% VT ADAPTIVE RESPONSE 4% DECREMENT INDEX (USD) ER AND THE S&P 500® FUTURES 35% VT ADAPTIVE RESPONSE 6% DECREMENT INDEX (USD) ER OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. S&P DOW JONES INDICES HAS NOT REVIEWED, PREPARED AND/OR CERTIFIED ANY PORTION OF, NOR DOES S&P DOW JONES INDICES HAVE ANY CONTROL OVER, THE LICENSEE PRODUCT REGISTRATION STATEMENT, PROSPECTUS OR OTHER OFFERING MATERIALS. THERE ARE NO THIRD-PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND GOLDMAN, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Additional Risk Factors Specific to the Indices

You should carefully review all of the risks and considerations herein and in the applicable pricing supplement, the applicable product supplement, if any, the accompanying prospectus supplement and the accompanying prospectus.

An investment in your notes is subject to the risks described below as well as the risks and considerations described in the applicable pricing supplement, the applicable product supplement, if any, the accompanying prospectus supplement and the accompanying prospectus. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the Underlying Asset or the Underlying Futures Index or in notes that bear interest at the notional interest rate. You should carefully consider whether the offered notes are appropriate given your particular circumstances.

Capitalized terms used in this section without definitions are as defined in “The S&P 500® Futures Adaptive Response Indices” above.

Risks Relating to the Indices

Notes Linked to the Indices Are Not Suitable For All Investors and Should Be Purchased Only By Investors Who Understand Leverage Risk; the Indices May Have Leveraged Exposure to the Underlying Futures Index in Falling Stock Markets

Notes linked to the Indices are not suitable for all investors. In particular, any notes linked to the Indices will entail leverage risk and should be purchased only by investors who understand leverage risk, including the risks inherent in providing leveraged exposure to the Underlying Futures Index, the S&P 500® Futures Excess Return Index, of (i) up to 450% with respect to the S&P 500® Futures 35% VT Adaptive Response Index (USD) ER, the S&P 500® Futures 35% VT Adaptive Response 4% Decrement Index (USD) ER and the S&P 500® Futures 35% VT Adaptive Response 6% Decrement Index (USD) ER, and (ii) up to 500% with respect to the S&P 500® Futures 40% VT Adaptive Response Index (USD) ER, the S&P 500® Futures 40% VT Adaptive Response 4% Decrement Index (USD) ER and the S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER. Investors should be aware that the use of leverage will magnify and accelerate any negative performance of the Indices.

For example, assuming a maximum leverage factor of 450% or 500%, as applicable, is applied to an Index in order to achieve its predefined Volatility Target, for every 1% decrease in the closing level of the Underlying Futures Index, the closing level of the applicable Index would decline by 4.5% or 5%, respectively (excluding any decline due to the application of a decrement feature, if applicable). Accordingly, any note linked to an Index is only suitable for investors who understand and can bear the risks associated with up to 4.5 times or 5 times, as applicable, magnified declines in the performance of an Index that result from declines in the closing level of the Underlying Futures Index.

In addition, in a falling stock market, each Index may be exposed to more than 100% of the losses in the Underlying Futures Index and each Index may likely experience lower returns than the Underlying Futures Index.

Each Index Is Subject to Risks Associated With Leveraged Exposure and There Is a Greater Risk You Will Receive Less Than the Face Amount of Your Notes Relative to Notes Linked to the Underlying Futures Index, Assuming All Other Terms Remain the Same

Each Index is designed to provide a target volatility overlay to the Base Index, and the Volatility Target level is generally achieved through leveraged exposure to the Underlying Futures Index. To the extent that the Realized Volatility is greater than the Volatility Target of each Index, such Index would generally be decreasing its exposure to the Underlying Futures Index, and to the extent that the Realized Volatility is less than the Volatility Target of each Index, such Index would generally be increasing its exposure to the Underlying Futures Index.  Because each Index may have leveraged exposure to the Underlying Futures Index, each Index may be more volatile than the Underlying Futures Index and daily changes in the level of the Underlying Futures Index may have a greater impact on each Index than the Underlying Futures Index, which does not contain a leverage component.

In addition, a Base Index is calculated for each of the Indices, which is designed to adjust exposure to the Underlying Futures Index using certain calendar-based signals and price patterns in an attempt to overweight or underweight exposures depending on market conditions. Because the Base Index calculated for each Index is designed to provide exposure to the Underlying Futures Index based on these calendar-based signals and price patterns, which generally provide leveraged exposure to the Underlying Futures Index in the Base Index, daily changes in the level of the Underlying Futures Index may have a greater impact on each Index than the Underlying Futures Index, which does not contain a leverage component.

Each Index Is Subject to Risks Associated With a Cap on the Daily Change in Leverage

Each Index is subject to a maximum daily change in exposure to the Underlying Futures Index of 100%, with a total maximum exposure of either 450% or 500% (as applicable). The maximum daily change in leverage may result in each Index leveraging up more slowly in the event of a market rally compared to an identical index that does not cap the amount of daily leverage change. In addition, the same feature may result in each Index deleveraging less quickly in the event of a market drawdown compared to an identical index that does not have a cap on daily leverage change.

In addition, each Index is subject to a cap on the daily change in leverage of the Base Index. A Base Index is calculated for each of the Indices, which is designed to adjust exposure to the Underlying Futures Index using certain calendar-based signals and price patterns in an attempt to overweight or underweight exposures depending on market conditions. On each Index Calculation Day, the aggregate weight of the Signals in the Base Index cannot increase or decrease by more than 35% from the previous Index Calculation Day. As a result, the performance of the Indices may be worse than if no cap on the increase or decrease of the aggregate weight of the Signals in the Base Index were applied. In addition, the Base Weight cannot exceed 135% and cannot effectively go lower than 90% based on how the Signals are formulated.

There Is No Assurance that Calculating Realized Volatility as the Average of Short-Term Volatility and Long-Term Volatility Is the Best Way to Measure Realized Volatility

With regard to the Indices, “Realized Volatility” is a measurement of variations in the historical daily returns of the Base Index that is calculated as the average of short-term volatility and long-term volatility by reference to either a “short term” or “long term” decay factor, as applicable. When the volatility of the Base Index increases (or decreases), short-term volatility will increase (or decrease) more quickly than long-term volatility. Generally, a higher “decay factor” gives relatively greater weight to older data, reflecting a longer-term perspective. There is no assurance that calculating Realized Volatility in this manner is the best way to measure Realized Volatility. For example, it is possible that exclusively relying on short-term volatility or long-term volatility or on the greater of or lesser of short-term volatility and long-term volatility is a more reliable way to measure Realized Volatility. Further, if Realized Volatility were calculated in a different manner, the Indices would perform differently, including potentially having higher returns.

There Is No Guarantee that Each Index Will Achieve the Volatility Target

The exposure of the Indices to the Underlying Futures Index is subject to a maximum leverage factor of either 450% or 500% (as applicable) and a cap on daily leverage change of 100%, which may limit the ability of the Indices to fully achieve the Volatility Target, if achieving the Volatility Target would require a leverage factor in excess of the maximum leverage factor or the cap on daily leverage change. Therefore, there is no guarantee that any Index will achieve the Volatility Target.

In addition, each Index adjusts its exposure to the Underlying Futures Index in an attempt to achieve the Volatility Target at the close of each Index Calculation Day based on the Realized Volatility of the Base Index from the Index Calculation Day that is two Index Calculation Days prior to the current Index Calculation Day. Due to the fact that Realized Volatility can fluctuate significantly during a single day, the leverage factor will not reflect the Realized Volatility of the Base Index as of that Index Calculation Day. As a result, there is no guarantee that any Index will achieve the Volatility Target and it is possible that each Index may have greater exposure to the Underlying Futures Index when the level of the Underlying Futures Index is decreasing than it would have had if the leverage factor were calculated based on more current levels of Realized Volatility.

Each Index Is Subject to Risks Associated with the Use of Signals

The Base Index calculated for each of the Indices provides exposure to the Underlying Futures Index based on four Signals including the (1) the Mean Reversion Signal, (2) the Federal Open Market Committee Schedule Signal, (3) the Turn-of-the-Month Mean Reversion Signal and (4) the Turn-of-the-Month Long Signal. The signal methodology used by each Index may not be successful. The weight of the Underlying Futures Index will be adjusted, in part, based upon the Signals, which may not function as expected in the future or under different market conditions. The Signals may not perform as expected should market environments change, and such Signals’ effectiveness may wane, disappear or reverse over time. If the effectiveness of the Signals wanes, disappears or reverses, the changes to the weight of the Underlying Futures Index in the Base Index as a result of the Signals will no longer reflect the underlying assumptions of such Signals and the performance of each Index may suffer. No assurance can be given that the signal-based methodology on which each Index is based will be successful or that a structured investment linked to any Index will outperform a structured investment linked to any alternative methodology (whether or not using a signal-based methodology) that might be employed in respect of the Underlying Futures Index or the Underlying Asset.

In addition, the Indices may be adversely affected by an overlap between the Signals. Moreover, the aggregate weight of the Signals in the Base Index cannot increase or decrease by more than 35% from the previous Index Calculation Day and the Base Weight cannot exceed 135% and cannot effectively go lower than 90% based on how the Signals are formulated. As a result, the exposure to the Underlying Futures Index may be higher or lower than would have been the case had only one of the Signals been applied and the performance of the Indices may be worse than if only one of the Signals were applied or no maximum exposure limits were applied.

Each Index Is Subject to Risks Associated with Turn-Of-The-Month Signals

Each Index provides exposure to the Underlying Futures Index based on turn-of-the-month signals, including the Turn-of-the-Month Mean Reversion Signal and the Turn-of-the-Month Long Signal (collectively, the “TOM Signals”). The TOM Signals seek to capitalize on the view that equities may mean revert during the final days of a given month if equities have performed negatively that month while the first days of a new month generally yield positive returns for equity securities. However, there is no guarantee that the level of the Underlying Futures Index will rise during these periods and unexpected market conditions or other external events may cause the level of the Underlying Futures Index to fall during these periods. No assurance can be given that the TOM Signals will be successful or that they will outperform any alternative strategy.

Each Index Is Subject to Risks Associated with the Mean Reversion Signal

Each Index provides exposure to the Underlying Futures Index based on the Mean Reversion Signal. The Mean Reversion Signal seeks to capitalize on the view that in the short term, the Underlying Futures Index will increase or decrease in value in the opposite direction of the historical increases or decreases in its value. There is no guarantee that the actual performance of the Underlying Futures Index will exhibit any mean reversion and any sustained decline in the level of the Underlying Futures Index at a time when the mean reversion methodology would suggest that the level should increase may result in unexpected losses, which could be significant. No assurance can be given that the Mean Reversion Signal will be successful or that it will outperform any alternative strategy.

Each Index is Subject to Risks Associated with the Federal Open Markets Committee Schedule Signal

Each Index provides exposure to the Underlying Futures Index based on the Federal Open Markets Committee Schedule Signal. The FOMC Signal seeks to capitalize on the view that equities may outperform going into and on the days of an FOMC Statement Day. There is no guarantee that the level of the Underlying Futures Index will rise during these periods and unexpected market conditions or other external events may cause the level of the Underlying Futures Index to fall going into and on the days of an FOMC Statement Day. No assurance can be given that the FOMC Signal will be successful or that it will outperform any alternative strategy.

Each Index May Be Significantly Uninvested

On an Index Calculation Day, the exposure of each Index to the Underlying Futures Index may be less than 100% when the Realized Volatility of the Base Index is above the Volatility Target. In addition, the weight of the Underlying Futures Index in the Base Index may be less than 100%, based upon certain calendar-based signals and price patterns that may underweight exposures depending on market conditions. If an Index’s exposure to the Underlying Futures Index is less than 100%, that Index will not be fully invested, and any uninvested portion will earn no return. Each Index may be significantly uninvested on any given day and will realize only a portion of any gains due to appreciation of the Underlying Asset on any such day. The decrement is deducted daily from each Decrement Index, even when that Decrement Index is not fully invested, which means that any portion of the Decrement Index that is uninvested in the Underlying Futures Index cannot offset the decrement or contribute to positive performance of the Index.

The Level of the S&P 500® Futures 40% VT Adaptive Response 4% Decrement Index (USD) ER, the S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER, the S&P 500® Futures 35% VT Adaptive Response 4% Decrement Index (USD) ER and the S&P 500® Futures 35% VT Adaptive Response 6% Decrement Index (USD) ER Will Each Reflect a Per Annum Daily Decrement

Each of the Decrement Indices is subject to a per annum daily decrement, which is a fixed percentage of the respective level of that Index that is applied daily. As a result of such decrement, the level of each Decrement Index will trail the value of a hypothetical identical index without a decrement.

The decrement will have the effect of offsetting positive returns, and worsening negative returns, on the performance of the applicable Decrement Index and will result in a drag on the performance of a Decrement Index. The decrement will adversely affect the performance of each Decrement Index in all cases, whether such Decrement Index appreciates or depreciates. A Decrement Index will not appreciate unless the return of its investment strategy is sufficient to offset the negative effects of the decrement, and then only to the extent that the return of its investment strategy is greater than the decrement. As a result of the decrement, the level of each Decrement Index may decline even if the return of its investment strategy is positive.

The Amount of the Decrement Applied to the S&P 500® Futures 40% VT Adaptive Response 4% Decrement Index (USD) ER, the S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER, the S&P 500® Futures 35% VT Adaptive Response 4% Decrement Index (USD) ER and the S&P 500® Futures 35% VT Adaptive Response 6% Decrement Index (USD) ER May Outweigh Any Intended Benefits of the Decrement Feature

The inclusion of a decrement is intended to permit the economic terms of structured investments linked to a Decrement Index to be more favorable to investors than the terms that would otherwise be available on a hypothetical identical index without a decrement, assuming that the estimated value of the structured investments and market conditions are held constant and that all other structural features of the structured investments are the same.

However, for the Decrement Indices, any improvement in the economic terms of a structured investment linked to a Decrement Index may not be sufficient to offset the negative effect of the application of a daily decrement to the performance of that Index. There can be no assurance that the decrement feature will actually result in the terms of a structured note linked to a Decrement Index having terms that are more favorable to investors than would otherwise be available on a hypothetical identical index without a decrement.

Each Index May Realize Significant Losses if It Is Not Consistently Successful in Increasing Exposure to the Underlying Futures Index in Advance of Increases in the Underlying Futures Index and Reducing Exposure to the Underlying Futures Index in Advance of Declines in the Underlying Futures Index

The index methodology is premised on several key market-based assumptions: (1) that there will be an inverse relationship between performance and volatility, so that the Underlying Futures Index will tend to increase in times of lower volatility and decline in times of higher volatility; (2) that the Signals will be effective in adjusting the Indices’ exposure to the Underlying Futures Index and that their underlying assumptions about market performance and timing will be accurate; and (3) that, for the Decrement Indices, any improvement in the economic terms of a structured investment linked to a Decrement Index will be sufficient to offset the negative effect of the application of a daily decrement to Index performance. If any of these assumptions does not prove to be consistently correct, then the Indices may perform poorly as a result of having highly leveraged exposure to the Underlying Futures Index at a time of declines and/or having reduced exposure to the Underlying Futures Index at a time of increases.

Each Index May Not Be Successful or Outperform Any Alternative Strategy that Might Be Employed in Respect of the Underlying Futures Index

No assurance can be given that the investment strategy on which any Index is based will be successful or that a structured investment linked to any Index will outperform a structured investment linked to any alternative strategy that might be employed with respect to the Underlying Futures Index.

An Affiliate of GS Finance Corp. Coordinated with the Index Sponsor in the Development of the Indices

An affiliate of GS Finance Corp. coordinated with the Index Sponsor in its development of the guidelines governing the composition and calculation of the Indices.

The Index Sponsor can implement policies, make judgments or enact changes to an Index methodology that could negatively affect the performance of that Index. The Index Sponsor can also alter, discontinue or suspend calculation or dissemination of the Indices. Any of these actions could adversely affect the value of the notes. The Index Sponsor has no obligation to consider your interests in calculating, maintaining or revising an Index.

In addition, an affiliate of GS Finance Corp. was responsible for developing the guidelines governing the composition and calculation of the Indices, which could have an impact, positive or negative, on the levels of the Indices and the value of your notes. GS Finance Corp. was under no obligation to consider your interests as an investor in the notes in its role in developing the guidelines governing the Indices. Furthermore, the inclusion of the Underlying Futures Index in the Indices is not an investment recommendation by the Issuer, the Guarantor (if applicable) or any of their affiliates of the Underlying Futures Index.

Each Index Has a Limited Operating History

The S&P 500® Futures 40% VT Adaptive Response Index (USD) ER, the S&P 500® Futures 40% VT Adaptive Response 4% Decrement Index (USD) ER and the S&P 500® Futures 40% VT Adaptive Response 6% Decrement Index (USD) ER were launched on December 27, 2024. The S&P 500® Futures

35% VT Adaptive Response Index (USD) ER, the S&P 500® Futures 35% VT Adaptive Response 4% Decrement Index (USD) ER and the S&P 500® Futures 35% VT Adaptive Response 6% Decrement Index (USD) ER were launched on July 24, 2026 . Because the Indices have no live Index level history prior to the applicable live date, limited live historical Index level information will be available for you to consider in making an independent investigation of the performance of any Index, which may make it difficult for you to make an informed decision with respect to the notes.

The hypothetical performance data prior to the launch of the Indices on December 27, 2024 or July 24, 2026, as applicable, refers to simulated performance data created by applying an Index’s calculation methodology to historical prices of the Underlying Futures Index. Such simulated hypothetical performance data has been produced by the retroactive application of a back-tested methodology. No future performance of any Index can be predicted based on the simulated hypothetical performance data or the historical Index performance information.

If the Closing Level of an Index Becomes Zero or Negative, the Closing Level of Such Index Will Remain Zero, Which Could Adversely Impact the Amount Payable on Your Notes and You May Lose Your Entire Investment in the Notes

Each Index is designed to provide a target volatility overlay to the Base Index, and the Volatility Target level is generally achieved through leveraged exposure to the Underlying Futures Index, which means that any decrease in the level of the Underlying Futures Index may result in a larger decrease in the level of the Indices. If the closing level of any Index becomes zero or negative on any trading day, the Index Sponsor may discontinue or restart the Index. Regardless of whether the Index Sponsor discontinues or restarts any Index and notwithstanding anything to the contrary provided under “Terms and Conditions — Discontinuance or modification of the underlier” in the applicable pricing supplement for the notes, the closing level of such Index will remain zero for the remainder of the term of your notes (even if such Index is discontinued and even if such Index is restarted with a new base value). Thus, you may not receive any payment with respect to the notes at any time and you could lose your entire investment in the notes.

Risks Relating to the Underlying Futures Index, Reference Index and Underlying Asset

The Underlying Futures Index Is Expected to Underperform the Total Return Performance of the S&P 500® Index Because of an Implicit Financing Cost

The Underlying Futures Index is a futures-based index. As a futures-based index, it is expected to reflect not only the total return performance of its Reference Index (the S&P 500® Index), but also the implicit cost of a financed position in that Reference Index. The cost of this financed position will adversely affect the value of the Underlying Futures Index. Any increase in market interest rates will be expected to further increase this implicit financing cost and will increase the negative effect on the performance of the Underlying Futures Index. Because of this implicit financing cost, the Underlying Futures Index is expected to underperform the total return performance of the S&P 500® Index. In addition, in a high interest rate environment, the Underlying Futures Index may even underperform the price return performance of the S&P 500® Index.

The Policies of the Index Sponsor and Changes that Affect the Underlying Futures Index or the Securities Comprising the Reference Index Could Affect the Payment Amount on Your Notes and Their Market Value

The policies of the Index Sponsor concerning the calculation of the level of the Indices, additions, deletions or substitutions of securities comprising the Reference Index, the S&P 500® Index, and the manner in which changes affecting the securities comprising the Reference Index or its issuers, such as stock dividends, reorganizations or mergers, are reflected in the level of the Underlying Futures Index or the Reference Index, as applicable, could affect the level of the Indices and, therefore, the amount payable on your notes and the market value of your notes. The amount payable on your notes and their market value could also be affected if the Index Sponsor changes these policies, for example, by changing the manner in which it calculates the level of the Indices or if the Index Sponsor discontinues or suspends calculation or publication of the level of the Indices, in which case it may become difficult to determine the market value of your notes. If events such as these occur, the calculation agent for the notes — which initially will be GS&Co., our affiliate — may determine the closing level of the Underlying Futures Index— and thus the amount payable on your notes — in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent of the notes will have in determining the closing level of the Indices on any trading day and the amount payable on your notes more fully under “Discontinuance or Modification of an Underlier” in any applicable product supplement, any applicable general terms supplement or the applicable pricing supplement.

Except to the Extent The Goldman Sachs Group, Inc. Is One of the Companies Whose Common Stock Comprises the Reference Index, and Except to the Extent That We or Our Affiliates May Currently or in the Future Own Securities of, or Engage in Business With, the Issuers of Securities Comprising the Reference Index or Own the Underlying Asset, There Is No Affiliation Between Us and the Issuers of Securities Comprising the Reference Index

The Underlying Futures Index is linked to the Underlying Asset, currently listed for trading on the Chicago Mercantile Exchange. The common stock of The Goldman Sachs Group, Inc. is one of the securities comprising the Reference Index. In addition, we or our affiliates may currently or from time to time in the future own securities of, or engage in business with, the issuers of securities comprising the Reference Index or own the Underlying Asset. We are not otherwise affiliated with the issuers of securities comprising the Reference Index or the sponsor of the Reference Index. Neither we nor any of our affiliates have participated in the preparation of any publicly available information or made any “due diligence” investigation or inquiry with respect to the Underlying Futures Index or the Reference Index, any of the other issuers of the securities comprising the Reference Index or the Underlying Asset. You, as an investor in your notes, should make your own investigation into the Underlying Futures Index, the Reference Index, the issuers of the securities comprising the Reference Index and the Reference Asset. See “Background on the S&P 500® Futures Excess Return Index” and “Background on the S&P 500® Index” below for additional information about the Underlying Futures Index, the Reference Asset and the Reference Index.

None of the issuers of securities comprising the Reference Index are involved in the offering of your notes in any way and none of them have any obligation of any sort with respect to your notes. Thus, none of the issuers of securities comprising the Reference Index have any obligation to take your interests into consideration for any reason, including in taking any corporate actions that might adversely affect the level of the Underlying Futures Index or the Reference Index or making any investment decision for the Underlying Futures Index or the Reference Index.

Linking to an Equity Futures Contract Is Different from Linking to the Indices or the Underlying Futures Index

The Underlying Futures Index is linked to the Underlying Asset, currently listed for trading on the Chicago Mercantile Exchange. Consequently, the return on your notes will be related to the performance of an equity futures contract and not the Reference Index. On a given day, a “futures price” is the price at which market participants may agree to buy or sell the asset underlying a futures contract in the future, and the “spot price” is the current price of such underlying asset for immediate delivery. A variety of factors can lead to a disparity between the price of a futures contract at a given point in time and the spot price of its underlying asset, such as the expected dividend yields of any stocks that comprise such underlying asset, the implicit financing cost associated with the futures contract and market expectations related to the future price of the futures contract’s underlying asset. Purchasing an equity futures contract is similar to borrowing money to buy the underlying asset of such futures contract because it enables an investor to gain exposure to such underlying asset without having to pay the full cost of such exposure up front, and therefore entails a financing cost. As a result, the Indices are expected to reflect not only the performance of the Reference Index, but also the implicit financing cost in the Underlying Asset contract, among other factors. Such implicit financing cost will adversely affect the level of each Index. Any increase in market interest rates will be expected to further increase this implicit financing cost and will have an adverse effect on the level of each Index and, therefore, the value of and return on the notes.

The price movement of a futures contract is typically correlated with the movements of the price of its underlying asset, but the correlation is generally imperfect, and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, your notes may underperform a similar investment that more directly reflects the return on the Reference Index.

Negative Roll Yields Will Adversely Affect the Level of the Indices Over Time and Therefore the Amount Payable on the Notes

The Underlying Futures Index is linked to the Underlying Asset rather than the Reference Index. Futures contracts normally specify a certain date for cash settlement of a financial future (such as a futures contract on a securities index) or delivery of the underlying physical commodity for a deliverable future. As the exchange-traded futures contract that comprises each Index approaches expiration, it is replaced by a similar contract that has a later expiration. Thus, for example, a futures contract purchased and held in September may specify a December expiration. As time passes, the contract expiring in December may be replaced by a contract for delivery in March. This process is referred to as “rolling.”

As a futures contract approaches expiration, its value will generally approach the spot price of its underlying asset because by expiration it will closely represent a contract to buy or sell such underlying asset for immediate delivery. If the market for a futures contract is in “contango,” where the price of the futures contract with a later expiration date during a rolling period is higher than the spot price of its underlying asset, then the value of such futures contract would tend to decline over time (assuming the spot price and other relevant factors remain unchanged), because the higher futures price would decline as it approaches the lower spot price by expiration. This negative effect on the futures price is referred to as a negative “carry” or “roll yield” and is realized over the term of such contract. A negative roll yield will adversely affect the level of each Index over time and therefore the amount payable on the notes. Because of the potential effects of negative roll yields, it is possible for the level of each Index to decrease significantly over time even when the level of the Reference Index is stable or increasing.

Futures Contracts Are Not Assets with Intrinsic Value

The Underlying Futures Index is linked to the Underlying Asset currently listed for trading on the Chicago Mercantile Exchange. Trading in futures contracts transfers the risk of future price movements from one market participant to another. This means that for every gain, there is an equal and offsetting loss. Futures contracts themselves are not assets with intrinsic value, and simply reflect, in the case of cash-settled contracts, certain rights to payment or obligations to make payments to the other party to the contract. Accordingly, market participants taking the opposite side of the Underlying Asset trades may believe that the level of the Reference Index will move against the interests of the Underlying Futures Index.

You Have No Rights in Any Futures Contract Tracked By the Underlying Futures Index

Investing in your notes will not make you a holder of any futures contract tracked by the Underlying Futures Index. Neither you nor any other holder or owner of your notes will have any rights with respect to the futures contracts tracked by the Underlying Futures Index, including any rights of a holder of the futures contracts. Your notes will be paid in cash and you will have no right to receive delivery of any futures contract tracked by the Underlying Futures Index.

Owning the Notes Is Not the Same as Directly Owning the Stocks or Futures Contract Directly or Indirectly Tracked by the Underlying Futures Index

Your return on the notes will not reflect the return you would have realized on a direct investment in the Underlying Asset currently listed for trading on the Chicago Mercantile Exchange or any of the stocks comprising the Reference Index. For example, as an investor in the notes, you will not have rights to receive dividends or other distributions or any other rights, including voting rights, with respect to any stocks comprising the Reference Index. The calculation agent for the notes will calculate the amount payable to you at maturity by reference to the level of each Index on the determination date, and will not include the amount of any of those dividend payments or other distributions. Therefore, the return on your investment will not be the same as the return based on the purchase of any stocks or futures contracts that are tracked directly or indirectly by the Underlying Futures Index.

Suspension or Disruptions of Market Trading in Stocks or Futures Contracts May Adversely Affect the Value of the Notes

Securities markets and futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators, and government regulation and intervention. In addition, futures markets typically have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits,” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a specified period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could affect the level of the Underlying Futures Index and, therefore, could adversely affect the level of the Indices and the payments on the notes.

Background on the S&P 500® Futures Excess Return Index

S&P 500® Futures Excess Return Index

The S&P 500® Futures Excess Return Index, which we also refer to in this description as the “index”:

•	is an equity futures index, and therefore cannot be invested in directly;

•	does not file reports with the SEC because it is not an issuer;

•	has a launch date of August 11, 2010, with a base value of 100 as of its base date, September 9, 1997; and

•	is sponsored by S&P Dow Jones Indices LLC (“S&P”).

The S&P 500® Futures Excess Return Index measures the performance of the nearest maturing quarterly E-mini S&P 500 futures contract trading on the Chicago Mercantile Exchange (“CME”). E-mini S&P 500 futures contracts are quarterly contracts to buy or sell standardized trading “units”. One trading unit of the E-mini S&P 500 futures contracts equals $50 multiplied by the S&P 500® Index (price return version). The S&P 500® Index includes a representative sample of 500 companies in leading industries of the U.S. economy. The index is calculated in U.S. dollars ($) on an excess return basis. The index and the S&P 500® Index are calculated, maintained and published by S&P. Additional information about the index and the S&P 500® Index (including sector weights) is available on the following websites: spglobal.com/spdji/en/indices/strategy/sp-500-futures-index, spglobal.com/spdji/en/indices/equity/sp-500 and spglobal.com. We are not incorporating by reference the websites or any material they include in this index supplement.

Calculation of the Index

The index is constructed from the front-month E-mini S&P 500 futures contract and includes a provision for the replacement of the current E-mini S&P 500 futures contract as the contract approaches maturity (also referred to as “rolling” or “the roll”). This replacement occurs over a one-day rolling period every March, June, September, and December, effective after the close of trading five business days preceding the last trading date of the E-mini S&P 500 futures contract.

The index is calculated from the price change of the underlying E-mini S&P 500 futures contract. The level of the index on a trading date is calculated as follows: the product of (i) the level of the index on the preceding business day, which is any date on which the index is calculated, multiplied by (ii) one plus the contract daily return (described below) on such date.

On each trading date, the contract daily return is calculated as the result of (i) the quotient of (a) the daily contract reference price (the official closing price per futures contract, as designated by the relevant exchange) on such date divided by (b) the daily contract reference price on the immediately preceding trading date.

Index Committee

An index committee maintains the index. The index committee may revise index policy covering rules for including currencies, the timing of rebalancing or other matters. The index sponsor considers information about changes to its indices and related matters to be potentially market moving and material. Therefore, all index committee discussions are confidential.

The index committee reserves the right to make exceptions when applying the methodology if the need arises. In any scenario where the treatment differs from the general rules, notice will be provided, whenever possible.

In addition to the daily governance and maintenance of the index methodology, at least once within any 12-month period, the index committee reviews the methodology to ensure the index continues to achieve the stated objective, and that the data and methodology remain effective.

Recalculation Policy

The index sponsor may recalculate the index at its discretion in the event settlement prices are amended, there is an incorrect calculation or a data entry error or there is an incorrect application of the index methodology. The decision to recalculate the index is made at the discretion of the index manager and/or index committee. Considerations include, but are not limited to, the impact on index levels or composition, the index users and the use of the index as a reference into other financial instruments, replicability of the decision, and the potential market impact or disruption resulting from a recalculation, when making any such decision. If amended settlement prices due to vendor errors or exchange updates are discovered within two business days of its occurrence, the index manager may, at their discretion, recalculate the index without involving the index committee. In the event any such recalculation event is discovered beyond such two business day period, the index committee shall decide whether the index should be recalculated. Errors identified prior to the next day open are corrected and the indices are reposted. Otherwise errors are reviewed by the index committee, which is responsible for determining which actions should be taken.

Unexpected Exchange Closures

An unexpected exchange closure occurs when an exchange fully or partially fails to open or trading is temporarily halted. If an exchange fails to open due to unforeseen circumstances, such as natural disasters, inclement weather, outages, or other events, the index uses the prior day’s settlement prices. In situations where an exchange is forced to close early due to unforeseen events, such as computer or electric power failures, weather conditions, or other events, the index sponsor calculates the settlement price of the index based on (i) the settlement prices published by the exchange, or (ii) if no settlement price is available, the index committee determines the course of action and notifies clients accordingly.

For information about the construction, calculation methodology and maintenance of the S&P 500® Index, please see “— The S&P 500® Index” below.

License Agreement between S&P and GS Finance Corp.

The S&P 500® Futures Excess Return Index, the S&P 500® Futures Index and the S&P 500® Index are products of S&P Dow Jones Indices LLC, and have been licensed for use by GS Finance Corp. (“Goldman”). Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC; Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”) and these trademarks have been licensed for use by S&P Dow Jones Indices LLC and sublicensed for certain purposes by Goldman. Goldman’s notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, Standard & Poor’s Financial Services LLC or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P 500® Futures Excess Return Index, the S&P 500® Futures Index or the S&P 500® Index to track general market performance. S&P Dow Jones Indices’ only relationship to Goldman with respect to the S&P 500® Futures Excess Return Index, the S&P 500® Futures Index and the S&P 500® Index is the licensing of these indices and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The S&P 500® Futures Excess Return Index, the S&P 500® Futures Index and the S&P 500® Index are determined, composed and calculated by S&P Dow Jones Indices without regard to Goldman or the notes. S&P Dow Jones Indices have no obligation to take the needs of Goldman or the owners of the notes into consideration in determining, composing or calculating the S&P 500® Futures Excess Return Index, the S&P 500® Futures Index or the S&P 500® Index. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the S&P 500® Futures Excess Return Index, the S&P 500® Futures Index or the S&P 500® Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500® FUTURES EXCESS RETURN INDEX, THE S&P 500® FUTURES INDEX OR THE S&P 500® INDEX OR ANY DATA RELATED THERETO OR ANY

COMMUNICATION, INCLUDING BUT NOT LIMITED TO ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY GOLDMAN, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® FUTURES EXCESS RETURN INDEX, THE S&P 500® FUTURES INDEX OR THE S&P 500® INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND GOLDMAN, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Background on the S&P 500® Index

S&P 500® Index

The S&P 500® Index, which we also refer to in this description as the “index”:

•	is an equity index, and therefore cannot be invested in directly;

•	does not file reports with the SEC because it is not an issuer;

•	was first launched on March 4, 1957 based on an initial value of 10 from 1941-1943; and

•	is sponsored by S&P Dow Jones Indices LLC (“S&P”).

The S&P 500® Index includes a representative sample of 500 companies in leading industries of the U.S. economy. The 500 companies are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on the NYSE. S&P chooses companies for inclusion in the S&P 500® Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. domiciled equity market. Although the S&P 500® Index contains 500 constituent companies, at any one time it may contain greater than 500 constituent trading lines since some companies included in the S&P 500® Index prior to July 31, 2017 may be represented by multiple share class lines in the S&P 500® Index. The S&P 500® Index is calculated, maintained and published by S&P and is part of the S&P Dow Jones Indices family of indices. Additional information about the S&P 500® Index (including the sector weights) is available on the following websites: spglobal.com/spdji/en/indices/equity/sp-500 and spglobal.com. We are not incorporating by reference the websites or any material they include in this index supplement.

S&P intends for the S&P 500® Index to provide a performance benchmark for the large-cap U.S. domiciled equity markets. Constituent changes are made on an as-needed basis and there is no schedule for constituent reviews. Index additions and deletions are announced with at least three business days advance notice. Less than three business days’ notice may be given at the discretion of the S&P Index Committee. Relevant criteria for additions to the S&P 500® Index that are employed by S&P include: the company proposed for addition should have an unadjusted company market capitalization of $22.7 billion or more and a security level float-adjusted market capitalization of at least 50% of such threshold (for spin-offs, eligibility is determined using when-issued prices, if available); the float-adjusted liquidity ratio of the stock (defined as the annual dollar value traded divided by the float-adjusted market capitalization) should be greater than or equal to 0.75 at the time of the addition to the S&P 500® Index and the stock should trade a minimum of 250,000 shares in each of the six months leading up to the evaluation date (current constituents have no minimum requirement), where the annual dollar value traded is calculated as the average closing price multiplied by the historical volume over the 365 calendar days prior to the evaluation date (reduced to the available trading period for IPOs, spin-offs or public companies considered to be U.S. domiciled for index purposes that do not have 365 calendar days of trading history on a U.S. exchange); the company must be a U.S.-domiciled company (characterized as a company that satisfies U.S. Securities Exchange Act’s periodic reporting obligations by filing certain required forms for domestic issuers (e.g., Form 10-K annual reports, Form 10-Q quarterly reports and Form 8-K current reports, among others) and with a listing of the common stock on the NYSE, NYSE Arca, NYSE American (formerly NYSE MKT), Nasdaq Global Select Market, Nasdaq Global Market, Nasdaq Capital Market, Cboe BZX (formerly Bats BZX), Cboe BYX (formerly Bats BYX), Cboe EDGA (formerly Bats EDGA) or Cboe EDGX (formerly Bats EDGX) (each, an “eligible exchange”)); the proposed constituent has an investable weight factor (“IWF”) of 10% or more; the inclusion of the company will contribute to sector balance in the S&P 500® Index relative to sector balance in the market in the relevant market capitalization range; financial viability (Generally Accepted Accounting Principles (GAAP) net income from continuing operations must be positive for the most recent quarter, and the sum of the most recent four consecutive quarters); and, for IPOs, the company must be traded on an eligible exchange for at least twelve months (for former SPACs, S&P considers the de-SPAC transaction to be an event equivalent to an IPO, and 12 months of trading post the de-SPAC event are required before a former SPAC can be considered for inclusion in the S&P 500® Index; spin-offs or in-specie distributions from existing constituents do not need to be traded on an eligible exchange for twelve months prior to their inclusion in the S&P 500® Index). In addition, constituents of the S&P MidCap 400® Index and the S&P SmallCap 600® Index can be added to the S&P 500® Index provided they meet the unadjusted company level market capitalization eligibility criteria for the S&P 500® Index. Migrations from the S&P MidCap 400® Index or the S&P SmallCap 600® Index do not need to meet the financial viability, liquidity, or 50% of the S&P 500® Index’s unadjusted company level minimum market capitalization threshold criteria. Further, constituents of the S&P Total Market Index Ex S&P Composite 1500 (which includes all eligible U.S. common equities except for those included in the S&P 500® Index, the S&P MidCap 400® Index and the S&P SmallCap 600® Index) that acquire a constituent of the S&P 500® Index, the S&P MidCap 400® Index or the S&P SmallCap 600® Index that do not fully meet all of the eligibility criteria may still be added to the S&P 500® Index at the discretion of the Index Committee if the merger consideration includes the acquiring company issuing stock to target company shareholders, and the Index Committee determines that the addition could minimize turnover and enhance the representativeness of the S&P 500® Index as a market benchmark. Certain types of organizational structures and securities are always excluded, including, but not limited to, business development companies (BDCs), limited partnerships, master limited partnerships, limited liability companies (LLCs), OTC bulletin board issues, closed-end funds, ETFs, ETNs, royalty trusts, tracking stocks, special purpose acquisition companies (SPACs), preferred stock and convertible preferred stock, unit trusts, equity warrants, convertible bonds, investment trusts, rights and American depositary receipts (ADRs). Stocks are deleted from the S&P 500® Index when they are involved in mergers, acquisitions or significant restructurings such that they no longer meet the inclusion criteria, and when they substantially violate one or more of the addition criteria. Stocks that are delisted or moved to the pink sheets or the bulletin board are removed, and those that experience a trading halt may be retained or removed in S&P’s discretion. S&P evaluates additions and deletions with a view to maintaining S&P 500® Index continuity.

For constituents included in the S&P 500® Index prior to July 31, 2017, all publicly listed multiple share class lines are included separately in the S&P 500® Index, subject to, in the case of any such share class line, that share class line satisfying the liquidity and float criteria discussed above and subject to certain exceptions. It is possible that one listed share class line of a company may be included in the S&P 500® Index while a second listed share class line of the same company is excluded. For companies that issue a second publicly traded share class to index share class holders, the newly issued share class line is considered for inclusion if the event is mandatory and the market capitalization of the distributed class is not considered to be de minimis.

As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the S&P 500® Index. Only common shares are considered when determining whether a company has a multiple share class structure. Constituents of the S&P 500® Index prior to July 31, 2017 with multiple share class lines will be grandfathered in and continue to be included in the S&P 500® Index. If an S&P 500® Index constituent reorganizes into a multiple share class line structure, that company will be reviewed for continued inclusion in the S&P 500® Index at the discretion of the S&P Index Committee.

Calculation of the S&P 500® Index

The S&P 500® Index is calculated using a base-weighted aggregative methodology. This discussion describes the “price return” calculation of the S&P 500® Index. The value of the S&P 500® Index on any day for which an index value is published is determined by a fraction, the numerator of which is the aggregate of the market price of each stock in the S&P 500® Index times the number of shares of such stock included in the S&P 500® Index, and the denominator of which is the divisor, which is described more fully below. The “market value” of any index stock is the product of the market price per share of that stock times the number of the then-outstanding shares of such index stock that are then included in the S&P 500® Index.

The S&P 500® Index is also sometimes called a “base-weighted aggregative index” because of its use of a divisor. The “divisor” is a value calculated by S&P that is intended to maintain conformity in index values over time and is adjusted for all changes in the index stocks’ share capital after the “base date” as described below. The level of the S&P 500® Index reflects the total market value of all index stocks relative to the index’s base date of 1941-43.

In addition, the S&P 500® Index is float-adjusted, meaning that the share counts used in calculating the S&P 500® Index reflect only those shares available to investors rather than all of a company’s outstanding shares. S&P seeks to exclude shares held by long-term, strategic shareholders concerned with the control of a company, a group that generally includes the following: officers and directors and related individuals whose holdings are publicly disclosed, private equity, venture capital, special equity firms, asset managers and insurance companies with board of director representation, publicly traded companies that hold shares in another company, holders of restricted shares (except for shares held as part of a lock-up agreement), company-sponsored employee share plans/trusts, defined contribution plans/savings, investment plans, foundations or family trusts associated with the company, government entities at all levels (except government retirement or pension funds), sovereign wealth funds and any individual person listed as a 5% or greater stakeholder in a company as reported in regulatory filings (collectively, “strategic holders”). To this end, S&P excludes all share-holdings (other than depositary banks, pension funds (including government pension and retirement funds), mutual funds, exchange traded fund providers, investment funds, hedge funds, asset managers that do not have direct board of director representation (including stakeholders who may have the right to appoint a board of director member but choose not to do so, stakeholders who have exercised a right to appoint a board of director “observer” even if that observer is employed by the stakeholder and stakeholders who have exercised a right to appoint an independent director who is not employed by the stakeholder), investment funds of insurance companies and independent foundations not associated with the company) with a position greater than 5% of the outstanding shares of a company from the float-adjusted share count to be used in S&P 500® Index calculations.

The exclusion is accomplished by calculating an IWF for each stock that is part of the numerator of the float-adjusted index fraction described above:

IWF = (available float shares)/(total shares outstanding)

where available float shares is defined as total shares outstanding less shares held by strategic holders. In most cases, an IWF is reported to the nearest one percentage point. For companies with multiple share class lines, a separate IWF is calculated for each share class line.

Maintenance of the S&P 500® Index

In order to keep the S&P 500® Index comparable over time S&P engages in an index maintenance process. The S&P 500® Index maintenance process involves changing the constituents as discussed above, and also involves maintaining quality assurance processes and procedures, adjusting the number of shares used to calculate the S&P 500® Index, monitoring and completing the adjustments for company additions and deletions, adjusting for stock splits and stock dividends and adjusting for other corporate actions. In addition to its daily governance of indices and maintenance of the S&P 500® Index methodology, at least once within any 12 month period, the S&P Index Committee reviews the S&P 500® Index methodology to ensure the S&P 500® Index continues to achieve the stated objective, and that the data and methodology remain effective. The S&P Index Committee may at times consult with investors, market participants, security issuers included in or potentially included in the S&P 500® Index, or investment and financial experts.

Divisor Adjustments

The two types of adjustments primarily used by S&P are divisor adjustments and adjustments to the number of shares (including float adjustments) used to calculate the S&P 500® Index. Set forth below under “Adjustments for Corporate Actions” is a table of certain corporate events and their resulting effect on the divisor and the share count. If a corporate event requires an adjustment to the divisor, that event has the effect of altering the market value of the affected index stock and consequently of altering the aggregate market value of the index stocks following the event. In order that the level of the S&P 500® Index not be affected by the altered market value (which could be an increase or decrease) of the affected index stock, S&P generally derives a new divisor by dividing the post-event market value of the index stocks by the pre-event index value, which has the effect of reducing the S&P 500® Index’s post-event value to the pre-event level.

Changes to the Number of Shares of a Constituent

The index maintenance process also involves tracking the changes in the number of shares included for each of the index companies. Changes as a result of mandatory events, such as mergers or acquisition driven share/IWF changes, stock splits and mandatory distributions are not subject to a minimum threshold for implementation and are implemented when the transaction occurs. At S&P’s discretion, however, de minimis merger and acquisition changes may be accumulated and implemented with the updates made with the quarterly share updates as described below. Material share/IWF changes resulting from certain non-mandatory corporate actions follow the accelerated implementation rule. Non-material share/IWF changes are implemented quarterly.

Material Share/IWF Changes –  Accelerated Implementation Rule

1. Public offerings. Public offerings of new company-issued shares and/or existing shares offered by selling shareholders, including block sales and spot secondaries, will be eligible for accelerated implementation treatment if the size of the event meets the materiality threshold criteria:

(a) at least US $150 million, and

(b) at least 5% of the pre-event total shares.

In addition to the materiality threshold, public offerings must satisfy the following conditions:

•	be underwritten.

•	have a publicly available prospectus, offering document, or prospectus summary filed with the relevant authorities.

•	have a publicly available confirmation from an official source that the offering has been completed.

Public offerings that include both new company shares and existing shares sold by shareholders are implemented if either offering, or the combined size of both offerings, represents at least 5% of the total shares and is valued at US $150 million. Any concurrent share repurchases by the affected company is included in the implementation.

2. Dutch Auctions, self-tender offer buybacks, and split-off exchange offers. These non-mandatory corporate action types will be eligible for accelerated implementation treatment regardless of size once the final results are publicly announced and verified by S&P.

For companies with multiple share class lines, the criteria specified above apply to each individual multiple share class line rather than total company shares.

Accelerated implementation for events less than US $1 billion includes an adjustment to the company’s IWF only to the extent that such an IWF change helps the new float share total mimic the shares available in the offering. To minimize unnecessary turnover, these IWF changes do not need to meet any minimum threshold requirement for implementation. Any IWF change resulting in an IWF of 0.96 or greater is rounded up to 1.00 at the subsequent annual IWF review.

For accelerated implementation of at least US $1 billion, S&P applies the share change, and any resulting IWF change, using the latest share and ownership information publicly available upon confirmation of the event, even if the offering size is below the 5% threshold. This exception ensures that very large events are recognized in a timely manner using the latest available information. Any IWF change resulting in an IWF of 0.96 or greater is rounded up to 1.00.

Market Specific Accelerated Implementation Rules

Non-fully paid or non-fully settled offerings, such as subscription receipts forward sales agreements, are ineligible for accelerated implementation. Share updates resulting from completion of subscription receipts terms, or the settlement of forward sale agreements, are updated at a future quarterly rebalancing.

Announcement Policy

For accelerated implementation, S&P provides at least two (2) business days’ notice for all non-U.S. listed stocks and U.S. listed depositary receipts, and one (1) business days’ notice for all non-depositary receipt U.S. listed stocks.

Non-Material Share/IWF Changes – Quarterly Implementation

All non-mandatory events not covered or implemented via the accelerated implementation rule (including but not limited to certain private placements, acquisition of private companies, and conversion of non-index share lines) are reviewed quarterly, effective after the close of the third Friday of the third month in each calendar quarter and as per below.

Share Updates

At each quarterly review, shares outstanding are updated to the latest available information as of the rebalancing reference date.

IWF Updates

At the quarterly review, IWF changes are only made if there is a share change of at least 5% of total current shares outstanding and if the adjusted IWF absolute change is at least 5, with IWF adjustments limited to the extent necessary to help reflect the corresponding share change.

For quarterly share change events, unless there is explicit information stating that the new shares are not available to the market, shares are generally considered to be available to all investors and reflected in the IWF. Events such as conversion of derivative securities, acquisitions of private companies, or acquisitions of non-index companies that do not trade on a major exchange are generally implemented as described above.

Other than the situations described above, please note that IWF changes are only made at the annual IWF review.

Rebalancing Guidelines – Share/IWF Reference Date & Freeze Period

A reference date, after the market close five weeks prior to the third Friday in March, June, September, and December, is the cutoff for publicly available information used for quarterly shares outstanding and IWF changes.

All shares outstanding and ownership information contained in public filings and/or official sources dated on or before the reference date are included in that quarter’s update. In addition, there is a freeze period on a quarterly basis for any changes that result from the accelerated implementation rules.

Pro-forma files for float-adjusted market capitalization indices are generally released after the market close on the first Friday, two weeks prior to the rebalancing effective date. Pro-forma files for capped and alternatively weighted indices are generally released after the market close on the second Friday, one week prior to the rebalancing effective date. For illustration purposes, if rebalancing pro-forma files are scheduled to be released on Friday, March 5, the share/IWF freeze period will begin after the close of trading on Tuesday, March 9 and will end after the close of trading the following Friday, March 19 (i.e. the third Friday of the rebalancing month).

During the share/IWF freeze period, shares and IWFs are not changed and the accelerated implementation rule is suspended, except for mandatory corporate action events (such as merger activity, stock splits, and rights offerings). The suspension includes all changes that qualify for accelerated implementation and would typically be announced or effective during the share/IWF freeze period. At the end of the freeze period all suspended changes will be announced on the third Friday of the rebalancing month and implemented five business days after the quarterly rebalancing effective date. For these non-mandatory events, S&P uses shares and IWF data as of the upcoming rebalancing effective date to calculate the size of the event and in turn assess if the event qualifies the accelerated implementation rule.

Adjustments for Corporate Actions

There is a large range of corporate actions that may affect companies included in the S&P 500® Index. Certain corporate actions require S&P to recalculate the share count or the float adjustment or to make an adjustment to the divisor to prevent the value of the S&P 500® Index from changing as a result of the corporate action. This helps ensure that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index.

Spin-Offs

As a general policy, a spin-off security is added to the S&P 500® Index on the ex-date at a price of zero (with no divisor adjustment) and will remain in the S&P 500® Index for at least one trading day. The spin-off security will remain in the S&P 500® Index if it meets all eligibility criteria. If the spin-off security is determined ineligible to remain in the S&P 500® Index, it will generally be removed after at least one day of regular way trading (with a divisor adjustment). The weight of the spin-off being deleted is reinvested across all the index components proportionately such that the relative weights of all index components are unchanged. The net change in index market capitalization will cause a divisor change.

Companies that are spun off from a constituent of the S&P 500® Index do not need to meet the eligibility criteria for new constituents, but they should be considered U.S. domiciled for index purposes. At the discretion of the Index Committee, a spin-off company may be retained in the S&P 500® Index if the Index Committee determines it has a total market capitalization representative of the S&P 500® Index. If the spin-off company’s estimated market capitalization is below the minimum unadjusted company market capitalization for the S&P 500® Index but there are other constituent companies in the S&P 500® Index that have a significantly lower total market capitalization than the spin-off company, the Index Committee may decide to retain the spin-off company in the S&P 500® Index.

Several additional types of corporate actions, and their related treatment, are listed in the table below.

Corporate Action	Treatment
Company addition/deletion

Addition

Companies are added at the float market capitalization weight. The net change to the index market capitalization causes a divisor adjustment.

Deletion

The weights of all stocks in the index will proportionally change. Relative weights will stay the same. The index divisor will change due to the net change in the index market capitalization.

Change in shares outstanding	Increasing (decreasing) the shares outstanding increases (decreases) the market capitalization of the index. The change to the index market capitalization causes a divisor adjustment.
Split/reverse split	Shares outstanding are adjusted by split ratio. Stock price is adjusted by split ratio. There is no change to the index market capitalization and no divisor adjustment.
Change in IWF	Increasing (decreasing) the IWF increases (decreases) the market capitalization of the index. A net change to the index market capitalization causes a divisor adjustment.
Ordinary dividend	When a company pays an ordinary cash dividend, the index does not make any adjustments to the price or shares of the stock. As a result there are no divisor adjustments to the index.
Special dividend	The stock price is adjusted by the amount of the dividend. The net change to the index market capitalization causes a divisor adjustment
Rights offering	All rights offerings that are in the money on the ex-date are applied under the assumption the rights are fully subscribed. The stock price is adjusted by the value of the rights and the shares outstanding are increased by the rights ratio. The net change in market capitalization causes a divisor adjustment.

Any company that is removed from the S&P 500® Index, the S&P MidCap 400® Index or the S&P SmallCap 600® Index must wait a minimum of one year from its removal date before being reconsidered as a replacement candidate for the S&P 500® Index.

Recalculation Policy

S&P reserves the right to recalculate and republish the S&P 500® Index at its discretion in the event one of the following issues has occurred: (1) incorrect or revised closing price of one or more constituent securities; (2) missed or misapplied corporate action; (3) incorrect application of an index methodology; (4) late announcement of a corporate action; or (5) incorrect calculation or data entry error. The decision to recalculate the S&P 500® Index is made at the discretion of the index manager and/or index committee, as further discussed below. The potential market impact or disruption resulting from a recalculation is considered when making any such decision. In the event of an incorrect closing price, a missed or misapplied corporate action, a late announcement of a corporate action, or an incorrect calculation or data entry error that is discovered within two trading days of its occurrence, generally the S&P 500® Index is recalculated. In the event any such event is discovered beyond the two trading day period, the index committee shall decide whether the S&P 500® Index should be recalculated. In the event of an incorrect application of the methodology that results in the incorrect composition and/or weighting of index constituents, the index committee shall determine whether or not to recalculate the S&P 500® Index following specified guidelines. In the event that the S&P 500® Index is recalculated, it shall be done within a reasonable timeframe following the detection and review of the issue.

Calculations and Pricing Disruptions

Closing levels for the S&P 500® Index are calculated by S&P based on the closing price of the individual constituents of the S&P 500® Index as set by their primary exchange. Closing prices are received by S&P from one of its third party vendors and verified by comparing them with prices from an alternative vendor. The vendors receive the closing price from the primary exchanges. Real-time intraday prices are calculated similarly without a second verification. Official end-of-day calculations are based on each stock’s primary market closing price. Prices used for the calculation of real time index values are based on the “Consolidated Tape”. The Consolidated Tape is an aggregation of trades for each constituent over all regional exchanges and trading venues and includes the primary exchange. If there is a failure or interruption on one or more exchanges, real-time calculations will continue as long as the “Consolidated Tape” is operational.

If an interruption is not resolved prior to the market close, official closing prices will be determined by following the hierarchy set out in NYSE Rule 123C. A notice is published on the S&P website at spglobal.com indicating any changes to the prices used in S&P 500® Index calculations. In extreme circumstances, S&P may decide to delay index adjustments or not publish the S&P 500® Index. Real-time indices are not restated.

Unexpected Exchange Closures

An unexpected market/exchange closure occurs when a market/exchange fully or partially fails to open or trading is temporarily halted. This can apply to a single exchange or to a market as a whole, when all of the primary exchanges are closed and/or not trading. Unexpected market/exchange closures are usually due to unforeseen circumstances, such as natural disasters, inclement weather, outages, or other events.

To a large degree, S&P is dependent on the exchanges to provide guidance in the event of an unexpected exchange closure. S&P’s decision making is dependent on exchange guidance regarding pricing and mandatory corporate actions.

NYSE Rule 123C provides closing contingency procedures for determining an official closing price for listed securities if the exchange is unable to conduct a closing transaction in one or more securities due to a system or technical issue.

3:00 PM ET is the deadline for an exchange to determine its plan of action regarding an outage scenario. As such, S&P also uses 3:00 PM ET as the cutoff.

If all major exchanges fail to open or unexpectedly halt trading intraday due to unforeseen circumstances, S&P will take the following actions:

Market Disruption Prior to Open of Trading:

(i)	If all exchanges indicate that trading will not open for a given day, S&P will treat the day as an unscheduled market holiday. The decision will be communicated to clients as soon as possible through the normal channels. Indices containing multiple markets will be calculated as normal, provided that at least one market is open that day. Indices which only contain closed markets will not be calculated.

(ii)	If exchanges indicate that trading, although delayed, will open for a given day, S&P will begin index calculation when the exchanges open.

Market Disruption Intraday:

(i)	If exchanges indicate that trading will not resume for a given day, the S&P 500® Index level will be calculated using prices determined by the exchanges based on NYSE Rule 123C. Intraday S&P 500® Index values will continue to use the last traded composite price until the primary exchange publishes official closing prices.

License Agreement between S&P and GS Finance Corp.

The S&P 500® Index is a product of S&P Dow Jones Indices LLC, and has been licensed for use by GS Finance Corp. (“Goldman”). Standard & Poor’s® and S&P® are registered trademarks of Standard &

Poor’s Financial Services LLC; Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”) and these trademarks have been licensed for use by S&P Dow Jones Indices LLC and sublicensed for certain purposes by Goldman. Goldman’s notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, Standard & Poor’s Financial Services LLC or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P 500® Index to track general market performance. S&P Dow Jones Indices’ only relationship to Goldman with respect to the S&P 500® Index is the licensing of the S&P 500® Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The S&P 500® Index is determined, composed and calculated by S&P Dow Jones Indices without regard to Goldman or the notes. S&P Dow Jones Indices have no obligation to take the needs of Goldman or the owners of the notes into consideration in determining, composing or calculating the S&P 500® Index. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the S&P 500® Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY GOLDMAN, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND GOLDMAN, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

We have not authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference in this index supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. This index supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this index supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

TABLE OF CONTENTS

S&P 500® Futures Adaptive Response Indices Supplement No. 2

Page

The S&P 500® Futures Adaptive Response Indices	S-2
Additional Risk Factors Specific to the Indices	S-10
Background on the S&P 500® Futures Excess Return Index	S-19
Background on the S&P 500® Index	S-22

GS Finance Corp.

Medium-Term Notes, Series F

guaranteed by

The Goldman Sachs Group, Inc.

S&P 500® Futures Adaptive Response Indices Supplement No. 2

Notes Linked to the Performance of One or More of the S&P 500® Futures Adaptive Response Indices